

Mail Stop 4720

June 8, 2018

Rory G. Ritrievi
President and Chief Executive Officer
Mid Penn Bancorp, Inc.
349 Union Street
Millersburg, PA 17061

> **Re: Mid Penn Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 31, 2018**
> **File No. 333-225304**

Dear Mr. Ritrievi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Michael D. Peduzzi
Kenneth J. Rollins, Esq.